DB COMMODITY SERVICES LLC

60 Wall Street, 5th Floor

New York, NY 10005

Via Edgar

February 25, 2010

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re: DB-New York Nuclear Uranium Fund

Request to Withdraw Registration Statement on Form S-1 (RW)

SEC File Number: 333- 155175

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, DB-New York Nuclear Uranium Fund (the “Registrant”) requests withdrawal of its Registration Statement on Form S-1 (File No. 333-155175, which was initially filed with the Securities and Exchange Commission) on November 7, 2008. The Registrant confirms that no securities have been sold in the offering covered by the Registration Statement.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (212) 250-5883.

Very truly yours,

DB COMMODITY SERVICES LLC, as Managing Owner

By:	/s/ Hans Ephraimson

Hans Ephraimson
Chief Executive Officer

By:	/s/ Michael Gilligan

Michael Gilligan
Principal Financial Officer